Exhibit 99.1

ENTRÉE RESOURCES WELCOMES ANNOUNCEMENT OF UPDATED FUNDING PLAN TO COMPLETE OYU TOLGOI UNDERGROUND CONSTRUCTION

Vancouver, B.C., April 9, 2021 – Entrée Resources Ltd. (TSX:ETG; OTCQB:ERLFF – the “Company” or “Entrée”) reports that on April 9, 2021, Turquoise Hill Resources Ltd. (“Turquoise Hill”), announced they have reached a binding agreement (“Heads of Agreement”) with Rio Tinto on a funding plan to complete the construction of Lift 1 of the Oyu Tolgoi underground project (“Oyu Tolgoi”) in Mongolia.

The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is an integral part of the Lift 1 mine plan.

Stephen Scott, Entrée’s President & CEO commented, “This is great news for all Oyu Tolgoi project stakeholders, including Entrée. Ensuring remaining necessary capital funding is in place eliminates a key Oyu Tolgoi underground project execution risk. Achievement of this very important milestone moves the project one step closer to completion.”

Highlights of the Heads of Agreement include:

•	Addresses the estimated remaining funding required of approximately US$2.3 billion[1] and replaces the previous non-binding Memorandum of Understanding entered on September 2, 2020.
•	Pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of Oyu Tolgoi LLC (“OTLLC”) by up to US$1.4 billion.
•	Seek to raise up to US$500 million in senior supplemental debt (“SSD”) under the existing project financing arrangements from selected international financial institutions.
•	Rio Tinto is committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as OTLLC’s project financing.
•	Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.
•	The Heads of Agreement is subject to securing approval by OTLLC and any required support from the Government of Mongolia.

1 The estimated remaining funding requirement is based on the terms of the Heads of Agreement and current anticipated copper prices, among other factors, and does not include funding, if any, which may become required for a power plant.

Oyu Tolgoi includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner, OTLLC, and the Entrée/Oyu Tolgoi joint venture property (“Entrée/Oyu Tolgoi JV Property”), which is a partnership between Entrée and OTLLC.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 23%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTLLC’s 2020 Oyu Tolgoi Feasibility Study; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; future commodity prices; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; the potential outcome of discussions between the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto, Turquoise Hill and the Government of Mongolia on the continued operation and development of Oyu Tolgoi, future funding plans and requirements and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace the agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2020, dated March 31, 2021 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.